

U.S. Securities and Exchange Commission

Division of Investment Management

July 9, 2025

VIA E-mail

Payam Siadatpour
Eversheds Sutherland
700 Sixth Street, NW Suite 700
Washington, DC 20001-3980
payamsiadatpour@eversheds-sutherland.com

      Re: Nuveen Churchill BDC V
           File No. 000-56757

Dear Mr. Siadatpour:

      On June 6, 2025, you filed a registration statement on Form 10 on behalf of Nuveen Churchill BDC V (the "Company"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

      Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

      We note that the Company is voluntarily registering shares of its beneficial interests under section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

EXPLANATORY NOTE – Page 1

1.   Please add the following bullet points:

•   The amount of distributions that the Company may pay, if any, is uncertain.

•   The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company's performance, such as from offering proceeds, borrowings, and amounts from the Company's affiliates that are subject to repayment by investors.

•   The Company's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

ITEM 1. BUSINESS
(a) General Development of Business – Page 5

2.   Has the Company granted, or does it expect to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise? If so, what are such rights or terms, and what are the criteria by which such investors were selected? How does the granting of such rights or terms impact the fund and investors who are not granted them? We may have further comments based on your response.

(c) Description of Business
The Company – Nuveen Churchill BDC V
Investment Strategy – Page 17

3.   Please define "middle market companies" as the term is used for purposes of the Company's investment strategy and market opportunity sections.

4.   Please specify what is meant by "leading" private equity firms, and clarify whether ownership of a portfolio company by such firms is a prerequisite to the Company's investments. If not, please make this clear. If so, then discuss what criteria, if any, the Company will use to determine that the private equity firm has a sufficient ownership interest in the portfolio company.

Overview of Market Opportunity
Large, Resilient and Attractive Addressable Market **– Page 18**

5.   We note your statement that "if it were a standalone economy, the U.S. middle market would be the third largest economy in the world based on GDP," but were unable to confirm this statistic in the references cited in the registration statement. Please revise the reference, or alternatively, delete the sentence.

Summary of Key Attributes of Investments
Environmental, Social and Governance Policies **– Pages 25-26**

6.   Please briefly identify examples of the ESG factors and risks considered.

The Private Offering – Page 32

7.   Disclosure in the first full paragraph beginning on page 33 relates to the remedies that the Company may pursue against an investor in default of its obligations under the subscription agreement. On a supplemental basis, please explain to us how the contractual remedy for a Defaulting Subscriber, whereby the Defaulting Subscriber's Shares may be offered to other shareholders or third parties, or a portion of the Shares may be transferred to the other shareholders, is consistent with Rule 23c-2 under the 1940 Act (applicable to BDCs through Section 63), which requires that redemptions be made in "a manner as will not discriminate unfairly against any holder ..."

Promoters and Certain Control Persons – Page 100

8.   Please disclose whether the initial portfolio held by the investment adviser is being held pursuant to a warehouse facility or agreement and describe in disclosure the material terms of the agreement(s). We may have additional comments based on your response.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

9.   Please discuss in your response letter the fund's method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

10.   Please provide an analysis under Article 6-11 of Regulation S-X and discuss whether the Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-X.

11.   If the acquisition of the initial portfolio does not meet the requirements in Article 6-11 of Regulation S-X, please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X in the body of the registration statement that includes the initial portfolio of investments that the fund expects to purchase.

*   *   *   *   *   *

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-3623 or Jeffrey Long at (202) 551-6983.

Sincerely,

/s/ Daniel S. Greenspan

Senior Counsel

cc: Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director